Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
($000’s)

	Nine Months
	Ended	Twelve Months Ended
	September 30,	December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income From Continuing Operations	$199,394	$246,590	$225,384	$236,563	$327,367	$302,332
Income Taxes	113,863	136,142	102,202	152,145	213,535	194,200
Fixed Charges	165,143	214,265	225,041	219,178	211,958	202,804

Total Earnings	$478,400	$596,997	$552,627	$607,886	$752,860	$699,336

Fixed Charges:
Interest Expense	$142,820	$182,989	$193,973	$187,039	$175,822	$166,447
Estimated Interest Portion of Annual Rents	22,323	31,276	31,068	32,139	36,136	36,357

Total Fixed Charges	$165,143	$214,265	$225,041	$219,178	$211,958	$202,804

Ratio of Earnings to Fixed Charges (rounded down)	2.89	2.78	2.45	2.77	3.55	3.44